Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

September 26, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Qomolangma Acquisition Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed September 26, 2022

File No. 333-265447

Dear Mr. Regan:

We have filed today Amendment No. 6 to the registration statement on Form S-1 (the “Registration Statement”) filed by Qomolangma Acquisition Corp. (the “Registrant”). The purpose of the filing is to revise the warrant agreement (Exhibit 4.5) to provide that no cashless exercise will be permitted under Section 7.4 of the warrant agreement if the fair market value of the registrant’s shares is less than the exercise price of the warrant. Accordingly, Amendment No. 6 is an exhibits-only filing to update Exhibit 4.5 (Form of Warrant Agreement between American Stock Transfer & Trust Company, LLC and the Registrant).

If you have any questions or comments, please do not hesitate to contact me at (212)715-9265.

Sincerely,

/s/ Christopher S. Auguste

CSA:mh

cc:	Jonathan Myers